Filed by:   Deluxe Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 0-30791
                           Subject Company: eFunds Corporation

Deluxe Corporation included the following language in its Form 10-Q for the quarter ended June 30, 2000. The Form 10-Q was filed with the Securities and Exchange Commission on July 28, 2000:


         "WE URGE INVESTORS AND SECURITY HOLDERS TO READ EFUND CORPORATION'S REGISTRATION STATEMENT ON FORM S-4, INCLUDING THE PROSPECTUS RELATING TO THE EXCHANGE OFFER DESCRIBED HEREIN, WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN THESE AND OTHER DOCUMENTS RELATING TO THE TRANSACTION ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT www.sec.gov. HOLDERS OF DELUXE COMMON STOCK MAY ALSO OBTAIN EACH OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FOR FREE BY DIRECTING YOUR REQUEST TO DELUXE CORPORATION, C/O SHAREOWNER SERVICES, P.O. BOX 64873, SAINT PAUL, MINNESOTA 55164-0873. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BY ANY SALE OF SECURITIES IN ANY STATE IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

 . . .In January 2000, we announced that our board of directors approved a plan to operate the eFunds segment as a separate, independent, publicly traded company to be called eFunds Corporation. eFunds issued 5.5 million shares of its common stock to the public in June 2000. Subsequent to this initial public offering, we continued to own 40 million shares of eFunds common stock, representing 87.9% of eFunds' total outstanding common shares. Proceeds from the offering, based on the offering price of $13.00 per share, totaled $71.5 million ($62.0 million, net of offering expenses). A gain of $30.1 million was recognized during the second quarter of 2000 for the difference between the offering price and the carrying amount of our investment in eFunds. Additionally, we recorded charges of $7.2 million for payments due to certain officers under change of control and executive employment agreements.

     We have announced that we plan to distribute all of our shares of eFunds common stock to our shareholders through an exchange offer under which our shareholders will be given the opportunity to tender all or some of their Deluxe Corporation common shares in exchange for eFunds common shares (the Split-off). Our plans for the Split-off are subject to receiving a private letter ruling from the Internal Revenue Service that the Split-off will be tax-free to our Company and our shareholders for U.S. federal income tax purposes. We have the sole discretion to determine whether to proceed with the Split-off based on the best interests of our shareholders and to decide what will be the timing, structure and terms of the Split-off. Subject to these conditions, we plan to complete the Split-off prior to December 31, 2000. We have submitted a private letter ruling request to the Internal Revenue Service. We cannot be certain when or whether we will receive a favorable tax ruling from the Internal Revenue Service, or that the distribution will be completed. If consummated, the Split-off could result in a substantial decrease in our total common shares outstanding. Additionally, we would recognize an additional gain on the exchange of subsidiary stock and would reflect eFunds results of operations as discontinued operations in our consolidated financial statements. If we do not complete the Split-off, we will continue to control eFunds and we may not realize the anticipated benefits from the separation of the two companies. We will incur additional costs and expenses associated with the Split-off. A portion of these costs will be expensed in future periods and a portion is expected to be netted against the gain recognized at the time of the Split-off.

     In connection with eFunds' initial public offering and the anticipated Split-off, we have entered into various agreements with eFunds that address the allocation of assets and liabilities between us and that define our relationship after the separation. The agreements relate to matters such as consummation of the initial public offering and the Split-off, our registration rights, intercompany loans, information technology consulting and business process management services, indemnification, data sharing, real estate matters, tax sharing and transition services. For transition services, eFunds will compensate us for providing services and will negotiate for such services with third-parties at mutually agreed upon rates after the transition arrangements terminate. The transition period varies depending on the agreement, but many transition services will terminate upon completion of the Split-off. Some of the transition agreements may be extended beyond the initial transition period. Additionally, we have agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of the EBT and medical eligibility verification businesses prior to eFunds' initial public offering in June 2000, and from future losses on identified loss contracts in excess of our $29.2 million accrual for contract losses as of April 30, 2000. The indemnification obligation does not apply to losses covered by the existing reserves. The maximum amount of litigation and contract losses for which we will indemnify eFunds is $14.6 million. After the Split-off, any indemnification payments will be recorded as other expense in our consolidated statements of income. Prior to the Split-off, any indemnification payments will be treated as capital contributions."